UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 – EXIT FILING)

ASCENT SOLAR TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

043635101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Global Ichiban Ltd IRS Identification No. of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,000,000* (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,000,000* (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000* (See Item 4)

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row 9: 4.74% (See Item 4)

12.	Type of Reporting Person OO

Item 1	(a)	Name of Issuer: Ascent Solar Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 12300 Grant Street Thornton, Colorado 80241

Item 2	(a)

Name of Person Filing:
This statement is filed by Global Ichiban Ltd (“Global Ichiban”) with respect to shares of common stock that are beneficially owned by Global Ichiban due to its ownership of a secured subordinated convertible note in the principal amount of $1,000,000 (the “Note”) issued to Global Ichiban by the Issuer.

(b)

Address of Principal Business Office, or, if none, Residence:

The address of the principal business office of Global Ichiban is:

20 Cross Street #02-18

China Square Central

Singapore  048422

The address of the principal business office of LT Asia, Mr. Ong and Ms. Lee:

20 Cross Street #02-18

China Square Central

Singapore  048422

	(c)	Citizenship: Global Ichiban is a Singapore limited partnership.
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 043635101
Item 3:	If this statement if filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	a.	☐	Broker or dealer registered under section 15 of the Exchange Act.
	b.	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
	c.	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
	d.	☐	Investment company registered under section 8 of the Investment Company Act.
	e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
	f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
	h.	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
	i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act
	j.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See item 9 of cover page.
(b) Percent of class: See item 11 of cover page.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:

See items 5-8 of cover page.

On September 4, 2015, Global Ichiban and the Issuer entered into a Note Purchase Agreement, pursuant to which the Company issued the Note to Global Ichiban.  The maximum principal and 8% interest due on the Note at maturity would be $1,080,000.   The Note is convertible at any time, in whole or in part, at the option of Global Ichiban into shares of Common Stock of Issuer at a fixed conversion price of $0.12 per share.

Such conversion would result in the issuance of 9,000,000 million shares of Common Stock to Global Ichiban.  Accordingly, Global Ichiban has beneficial ownership of 9,000,000 shares of Common Stock.  Such shares would result in beneficial ownership of 4.74% ownership of the Company’s Common Stock, based on (i) 190,059,491 shares of Common Stock outstanding as of February 8, 2016 and (ii) including as outstanding all of the conversion shares issuable in connection with the Note.

Item 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box:   ☒

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8:	Identification and Classification of Members of the Group.
Not Applicable.

Item 9:	Notice of Dissolution of Group.
Not Applicable.

Item 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2016	GLOBAL ICHIBAN LTD

	By:	/s/ Ong Kim Hock and /s/ Yvonne Lee
	Names:	Ong Kim Hock / Yvonne Lee
	Its:	Authorised Signatories